Exhibit (d)(8)

REDBACK NETWORKS INC.

2007 APPRECIATION RIGHTS PLAN

1. Purposes of the Plan. The purposes of the Redback Networks Inc. 2007 Appreciation Rights Plan are to attract and retain the best available personnel, to provide additional incentive to Employees and Consultants and to promote the success of the Company’s business through the grant of Awards.

2. Definitions. As used herein, the following definitions shall apply:

(a) “Administrator” means the Committee responsible for conducting the general administration of the Plan, as applicable, in accordance with Section 3 hereof.

(b) “Award” shall mean an RAR for a specified number of RAR Units granted to an eligible individual under the Plan.

(c) “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.

(d) “Base Price per RAR Unit” means the base price for each RAR Unit as determined by the Administrator in its sole discretion. Unless otherwise determined by the Administrator, with respect to grants made in 2007, the Base Price per RAR Unit shall be zero and with respect to grants made in subsequent years, if any, the Base Price per RAR Unit will be the same as the value of the RAR Unit used to determine the payout of the previous annual period, derived by dividing any deemed increase in the Company’s estimated market capitalization into a deemed number of total RAR Units outstanding (eighty million RAR Units as of the date of Plan adoption), all as determined by the Administrator in its sole discretion.

(e) “Closing” means the effective date of the closing of the tender offer for the Common Stock by Ericsson.

(f) “Code” means the Internal Revenue Code of 1986, as amended, or any successor statute or statutes thereto. Reference to any particular Code section shall include any successor section.

(g) “Committee” means a committee appointed in accordance with Section 3 hereof.

(h) “Common Stock” means the Common Stock of the Company.

(i) “Company” means Redback Networks Inc., a Delaware corporation.

(j) “Company Acquisition” means following the Closing, (i) any acquisition, consolidation or merger of the Company by, with or into any other corporation or other entity or person as a result of which the stockholders of the Company prior to such acquisition, consolidation or merger own, directly or indirectly, less than fifty percent (50%) of the Company’s voting power immediately after such acquisition, consolidation or merger, excluding any acquisition, consolidation or merger effected exclusively to change the domicile of the Company; or (ii) a sale of all or substantially all of the assets of the Company (excluding a sale of assets to a Subsidiary).

(k) “Consultant” means any consultant or adviser to the Company.

(l) “Determination Date” means the date as of which the Administrator has determined the RAR Total Value and RAR Price, as selected and determined by the Administrator in its sole discretion.

(m) “Employee” means any person who is an employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Parent or Subsidiary of the Company. An individual shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor.

(n) “Ericsson” means Telefonaktiebolaget LM Ericsson (publ).

(o) “Ericsson Acquisition” means (i) any acquisition, consolidation or merger of Ericsson by, with or into any other corporation or other entity or person as a result of which the stockholders of Ericsson prior to such acquisition, consolidation or merger own, directly or indirectly, less than fifty percent (50%) of Ericsson’s voting power immediately after such acquisition, consolidation or merger, excluding any acquisition, consolidation or merger effected exclusively to change the domicile of Ericsson; or (ii) a sale of all or substantially all of the assets of Ericsson, (excluding a sale of assets to a subsidiary of Ericsson).

(p) “Holder” means a person who has been granted or awarded an Award.

(q) “Parent” means any corporation, whether now or hereafter existing (other than the Company), in an unbroken chain of corporations ending with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than fifty percent of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(r) “Plan” means this Redback Networks Inc. 2007 Appreciation Rights Plan.

(s) “RAR” means a right granted under this Plan to receive a payment with respect to each RAR Unit subject thereto, equal to the excess, if any, of the RAR Price over the Base Price per RAR Unit on or as soon as practicable following the Determination Date. With respect to grants made outside of the Company’s annual focal RAR grant to certain ongoing employees, RAR payments may be pro-rated as set forth in the applicable Award Agreement.

(t) “RAR Price” shall be derived by dividing the RAR Total Value by the total number of RAR Units which are deemed outstanding (80 million RAR Units as of the Closing) as determined by the Administrator in its sole discretion (and without regard to whether such RAR Units are actually outstanding).

(u) “RAR Total Value” means an aggregate amount determined by the Administrator to measure the appreciation, if any, in the Company’s value as of a Determination

Date. The Administrator may determine the RAR Total Value as of any Determination Date pursuant to such assumptions and methodology as it shall determine in its sole discretion from time to time. Notwithstanding the foregoing, it is the Administrator’s intent that the RAR Total Value generally be determined as the product of the Company’s adjusted net income and ratio of its price to earnings for the fiscal year (or such other period determined by the Administrator in its sole discretion) immediately preceding the Determination Date. Absent the Administrator’s determination to the contrary, the RAR Total Value determined by the Administrator as of any Determination Date shall be the RAR Total Value for all purposes under the Plan and any Award unless and until the Administrator subsequently re-determines the RAR Total Value.

(v) “RAR Unit” means fictional units of the Company intended to represent, in their totality, the increase in total market value of the Company following the Closing, as determined by the Administrator in its sole discretion. For instance, immediately following the Closing, the RAR Units shall have a deemed value of zero, because there will have been no increase in value.

(w) “Service Provider” means an Employee or Consultant.

(x) “Subsidiary” means any corporation, whether now or hereafter existing (other than the Company), in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than fifty percent of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration of the Plan.

(a) Administrator. The individuals appointed by the Chief Executive Officer of Ericsson to serve on the Redback Steering Group shall comprise the Committee administering the Plan, provided that the Company’s Chief Executive Officer shall be entitled to participate and vote in any meeting or action which involves remuneration.

(b) Powers of the Administrator. Subject to the provisions of the Plan and the specific duties delegated to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its sole discretion:

(i) to determine the Base Price per RAR Unit, RAR Price and RAR Total Value;

(ii) to select the Service Providers to whom Awards may from time to time be granted hereunder or to agree on a delegated schedule of Awards and to delegate the ability to make Awards to the Company’s CEO in accordance with such schedule;

(iii) to determine the number of RAR Units to be covered by each such Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder (such terms and conditions include, but are not limited to, the Base Price per RAR Unit, the term and timing of payout for any Awards (including acceleration of any such payout), and any restriction or limitation regarding any Award, based in each case on such factors as the Administrator, in its sole discretion, shall determine);

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(vii) to amend the Plan or any Award granted under the Plan as provided in Section 11; and

(viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan and to exercise such powers and perform such acts as the Administrator deems necessary or desirable to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c) Effect of Administrator’s Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Holders.

4. Eligibility. Awards may be granted to Service Providers. If otherwise eligible, an Employee or Consultant who has been granted an Award may be granted additional Awards.

5. Limitations. Neither the Plan nor any Award shall confer upon a Holder any right with respect to continuing the Holder’s employment or consulting relationship with the Company, nor shall they interfere in any way with the Holder’s right or the Company’s right to terminate such employment or consulting relationship at any time, with or without cause.

6. Term of Plan. The Plan shall become effective on the Closing and shall continue in effect until it is terminated under Section 11 of the Plan.

7. Non-Transferability of Awards. Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.

8. Grant Procedure. An Award may be granted to any Holder selected by the Administrator. An Award shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

(a) General Terms. An Award shall cover such number of RAR Units and have a term as the Administrator may determine. The Base Price per RAR Unit for each RAR Unit shall be set by the Administrator. An RAR Unit shall entitle any Holder who has remained a Service Provider through the date(s) specified in the Award Agreement to receive from the Company an amount determined by multiplying the difference obtained by subtracting the Base Price per RAR Unit of the Award from the then current RAR Price by the number of RAR Units payable in the applicable Plan period, subject to any limitations (including, without limitation, prorating payment amounts for Award grants made outside of the annual focal grant) that the Administrator may impose.

(b) Payment. Payment of the amounts described in Section 8(a) above shall be in cash subject to any required withholdings, and such payment shall be made as soon as practicable following the Determination Date and in any event no later than two and one half months following the date the Determination Date.

9. Adjustments upon Changes in Capitalization, Merger or Asset Sale.

(a) In the event that the Administrator determines that there has been a material change in the financial model used to determine the RAR Total Value then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

(i) the number and terms of outstanding Awards; and

(ii) the Base Price per RAR Unit and/or RAR Price with respect to any Award.

(b) The Administrator may, in its sole discretion, include such further provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company that are consistent with the Plan.

(c) If the Company undergoes a Company Acquisition or in the event of an Ericsson Acquisition, then any surviving corporation or entity or acquiring corporation or entity, or affiliate of such corporation or entity, may, but is not required to, assume any Awards outstanding under the Plan or may substitute similar awards for those outstanding under the Plan. In the event any surviving corporation or entity or acquiring corporation or entity in a Company Acquisition or Ericsson Acquisition, or affiliate of such corporation or entity, does not assume such Awards or does not substitute stock options or awards similar to those outstanding under the Plan, then all such Awards shall become fully payable on the closing date of the Company Acquisition or Ericsson Acquisition.

(d) The existence of the Plan or any Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

10. Time of Granting Awards. The date of grant of an Award shall, for all purposes, be the date on which the Administrator or its designee hereunder makes the determination granting such Award, or such other date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

11. Amendment and Termination of the Plan

(a) Amendment and Termination. The Administrator or the Board of Directors of Ericsson (or its Remuneration Committee) may at any time wholly or partially amend, alter, suspend or terminate the Plan.

(b) Savings Clause. Notwithstanding anything to the contrary in the Plan or any Award Agreement relating to an outstanding Award, if and to the extent the Administrator shall determine that the terms of any Award may result in the failure of the such Award to comply with the requirements of Section 409A of the Code, or any applicable regulations or guidance promulgated by the Secretary of the Treasury in connection therewith, the Administrator shall have authority to take such action to amend or modify the Plan or any Award as it deems necessary or advisable, including without limitation, any amendment or modification of the Plan or any Award to conform the Plan or such Award to the requirements of Section 409A of the Code or any regulations or other guidance thereunder (including, without limitation, any amendment or modification of the terms of any Award regarding the Determination Date or the timing or form of payment).

(c) Effect of Amendment or Termination. Except as provided in this Plan, no amendment, alteration, suspension or termination of the Plan shall impair the rights of any Holder, unless mutually agreed otherwise between the Holder and the Administrator, which agreement must be in writing and signed by the Holder and an authorized representative of the Administrator. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

12. Governing Law. The validity and enforceability of this Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.